                                                Filed Pursuant to Rule 424(b)(3)
                                                File No. 333-61562


                              DATED JUNE 6, 2001.



                                   PROSPECTUS




                                SIPEX CORPORATION



                                2,190,000 SHARES

                                  COMMON STOCK





         This prospectus relates solely to the resale of up to 2,190,000 shares of our common stock that we sold to the selling stockholders identified in this prospectus in a private placement completed on May 16, 2001. The selling stockholders or their pledgees, donees, transferees or other successors-in-interest may offer and sell the shares from time to time through public or private transactions at prevailing market prices or at privately negotiated prices. We are not selling any shares of our common stock under this prospectus and we will not receive any proceeds from the sale of these shares by the selling stockholders or their pledgees, donees, transferees or other successors-in-interest.

         Our common stock is traded on the Nasdaq National Market under the symbol "SIPX." The last reported sale price of our common stock on June 5, 2001 was $12.09 per share.


          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 3.



         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this prospectus is June 6, 2001.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK.


                                TABLE OF CONTENTS

                                                          PAGE
Summary...............................................     1
The Company...........................................     1
Contact Information...................................     1
Risk Factors..........................................     2
Use of Proceeds.......................................     8
Selling Stockholders..................................     8
Plan of Distribution..................................    10
Legal Matters.........................................    11
Experts...............................................    11
Where You Can Find More Information...................    12
Incorporation of Certain Documents by
   Reference..........................................    12

                                     SUMMARY

         The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this prospectus. This prospectus may contain certain "forward-looking" information, as that term is defined by (i) the Private Securities Litigation Reform Act of 1995 (the "Act") and (ii) releases made by the Securities and Exchange Commission. Such information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."


                                   THE COMPANY

         We design, manufacture and market innovative, high performance, high value-added analog integrated circuits. We sell our products across the analog semiconductor market and have targeted high-growth sectors that we believe are especially compatible with our design and process capabilities. Applications for our products include: telecommunications, cellular telephones, networking products, computers, computer peripherals, notebook and desktop computers, industrial instrumentation, aerospace and military. Our products have been incorporated into a broad range of electronic systems and products by more than 4,500 customers worldwide.


                               CONTACT INFORMATION

         We incorporated in Massachusetts in May 1965 under the name Hybrid Systems Inc. In 1987, we changed our name to SIPEX Corporation. Our executive offices are located at 22 Linnell Circle, Billerica, Massachusetts 01821, and our telephone number is (978) 667-8700.

                                  RISK FACTORS

         You should carefully consider the following risks before making an investment decision. Our business, results of operations and financial condition could be adversely affected by any of the following risks. Additional risks and uncertainties, including those that are not yet identified or that we currently think are immaterial, may also adversely affect our business, results of operations and financial condition. The market price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

OUR QUARTERLY AND ANNUAL OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT AND MAY CAUSE OUR STOCK PRICE TO FLUCTUATE.

         The semiconductor industry has been highly cyclical and is subject to significant economic downturns. We may experience substantial period-to-period fluctuations in future operating results due to general semiconductor industry conditions and overall economic conditions. Our quarterly and annual operating results have varied significantly in the past and we expect that they will continue to fluctuate in the future. You should not rely on period-to-period comparisons of our results of operations as indications of our future performance. In some future periods, our results of operations are likely to be below the expectation of public market analysts and investors. In this case, the price of our common stock would likely decline. Our revenues and results of operations are difficult to forecast and depend on a variety of factors. These factors include the following:

                  -   availability of foundry capacity and raw materials;

                  -   fluctuations in our manufacturing yields and efficiencies;

                  -   competitive pressures on selling prices;

                  -   the timing and cancellation of customer orders;

                  -   changes in product mix;

                  - our ability to introduce new products and technologies on a timely basis;

                  - introduction of products and technologies by our competitors;

                  - market acceptance of our products and our customers' products; and

                  - the timing of our investments in research and development, including tooling expenses associated with product development, process improvements and production.


As a result of the foregoing or other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could substantially harm our business, financial condition and operating results.

IT WOULD BE DIFFICULT FOR US TO ADJUST OUR SPENDING IF WE EXPERIENCE ANY REVENUE SHORTFALLS.

         Our future revenues will be difficult to predict and at times in the past we have failed to achieve our revenue expectations. Our expense levels are based, in part, on our expectation of future revenues, and expense levels are, to a large extent, fixed in the short term. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. If revenue levels are below expectations for any reason, our operating results are likely to be harmed. Due to the absence of substantial noncancellable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and often fluctuates substantially.

Because we are continuing to increase our operating expenses for personnel and new product development and for inventory in anticipation of increasing sales levels, our operating results would be harmed if increased sales are not achieved. In addition, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls.

WE HAVE SIGNIFICANT CAPITAL REQUIREMENTS TO MAINTAIN AND GROW OUR BUSINESS.

         In order to remain competitive, we must continue to make significant investments in our facilities and capital equipment. We have funded a portion of our capital investments through long term debt under our $20 million line of credit with a commercial bank. In addition to this line of credit, we may seek additional equity or debt financing from time to time and cannot be certain that additional financing will be available on favorable terms, if at all. Moreover, any future equity or convertible debt financing will decrease the percentage of equity ownership of existing stockholders and may result in dilution, depending on the price at which the equity is sold or the debt is converted.

WE MAY EXPERIENCE DIFFICULTIES IN DEVELOPING AND INTRODUCING NEW OR ENHANCED PRODUCTS NECESSITATED BY TECHNOLOGICAL CHANGES.

         Our future success will depend, in part, upon our ability to anticipate changes in market demand and evolving technologies, to enhance our current products and to develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of our customers. Our products may be rendered obsolete if we fail to anticipate or react to change, and, as a result, our revenues and cash flow may be negatively impacted. Our success depends on our ability to develop new semiconductor devices for existing and new markets, to introduce these products in a timely manner and to have these products selected for design into new products of our customers. The development of these new devices is highly complex and from time to time we have experienced delays in completing the development of new products. Successful product development and introduction depends on a number of factors, including:

                  -   accurate new product definition;

                  -   timely completion and introduction of new product designs;

                  -   availability of foundry capacity;

                  -   achievement of manufacturing yields; and

                  - market acceptance of our products and our customer's products.

         Our success also depends upon our ability to accurately specify and certify the conformance of our products to applicable standards and to develop our products in accordance with customer requirements. We cannot assure you that we will be able to adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully. We cannot assure you that we will be able to introduce new products in a timely and cost-effective manner or in sufficient quantities to meet customer demand or that these products will achieve market acceptance. Furthermore, we cannot assure you that our customers' products will achieve market acceptance.

OUR MANUFACTURING PROCEDURES ARE VERY COMPLEX, WHICH MAY RESULT IN MANUFACTURING DIFFICULTIES.

         Our manufacturing processes are highly complex and are continuously being modified in an effort to improve yields and product performance. Process changes can result in interruptions in production or significantly reduced yields that could result in product introduction or delivery delays. In addition, yields can be adversely affected by minute impurities in the environment or other problems that occur in the complex manufacturing process. Many of these problems are difficult to diagnose and time-consuming or expensive to remedy. From time to time, we have experienced yield variances. In particular, new process technologies or new products can be subject to especially wide variations in manufacturing yields and efficiency. We cannot assure you that our foundry or those of our suppliers will not experience yield variances or other manufacturing problems that result in product introduction or delivery delays.

BRINGING OUR WAFER FABRICATION FACILITY TO FULL OPERATING CAPACITY COULD TAKE LONGER AND COST MORE THAN WE ANTICIPATED.

         Our wafer fabrication facility in Milpitas, California began production in the second half of 1999. The facility is a sophisticated, highly complex, state-of-the-art factory. Actual production rates and manufacturing yields depend upon the reliable operation and effective integration of a variety of hardware and software components. We have experienced and may continue to experience unexpected delays and problems in qualifying and ramping up production in this facility. Our inability to achieve and maintain acceptable production capacity and yield levels will adversely impact our gross margins, profitability and financial condition. In addition, the amount of capital expenditures required to bring the facility to full operating capacity could be greater than we currently anticipate. Higher costs to bring the facility to full operating capacity will reduce our margins and could harm our business.

WE RELY ON OUTSIDE FOUNDRIES TO SUPPLY WAFERS AND THOSE FOUNDRIES MAY NOT PRODUCE AT ACCEPTABLE LEVELS.

         We rely on outside foundries to supply fully processed semiconductor wafers. This reliance on outside foundries presents the following potential risks:

                  -   lack of adequate wafer supply;

                  -   limited control over delivery schedules;

                  - unavailability of or delays in obtaining access to key process technologies; and

                  - limited control over quality assurance, manufacturing yields and production costs.

Additionally, the manufacture of integrated circuits is a highly complex and technologically demanding process. Our third-party foundries have, from time to time, experienced lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. We cannot assure you that our outside foundries will not experience lower than expected manufacturing yields in the future.

Additionally, we purchase fully processed semiconductor wafers from outside foundries. We do not have a guaranteed level of production capacity at any of our foundries. The ability of each foundry to provide wafers to us is limited by the foundry's available capacity, and the foundry's allocation of its available capacity among multiple customers. We cannot assure you that our third-party foundries will allocate sufficient capacity to satisfy our requirements. We have experienced decreased allocations of wafer supplies from our suppliers in the past, which reduced our capacity to ship products, and, thus, recognize revenues. Additionally, any sudden reduction or elimination of any primary source or sources of fully processed wafers could result in a material delay in the shipment of our products. If any other delays or shortages occur in the future, our revenues and business will be harmed.

WE MUST COMPLY WITH SIGNIFICANT ENVIRONMENTAL REGULATIONS, WHICH IS DIFFICULT AND EXPENSIVE.

         We are subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. Although we believe that our activities conform to presently applicable environmental regulations, the failure to comply with present or future regulations could result in fines being imposed on us, suspension of production or a cessation of operations. Any failure by us to control the use of, or adequately restrict the discharge of, hazardous substances, or otherwise comply with environmental regulations, could subject us to significant future liabilities. In addition, we cannot assure you that we have not in the past violated laws or regulations, which violations could result in remediation or other significant liabilities, or that past use or disposal of environmentally sensitive materials in conformity with then existing environmental laws and regulations will not result in remediation or other significant liabilities under current or future environmental laws or regulations.

WE MAY NOT SUCCESSFULLY EXPAND OUR SALES AND DISTRIBUTION CHANNELS.

         An integral part of our strategy is to expand our sales and distribution channels. We are increasing resources dedicated to developing and expanding these channels but we may not be successful doing so. If we are successful in increasing our sales through indirect sales channels, we expect that those sales will be at lower per unit prices than sales through direct channels, and revenues we receive for each sale will be less than if we had sold the same product to the customer directly. Selling through indirect channels may also limit our contact with our customers. As a result, our ability to accurately forecast sales, evaluate customer satisfaction and recognize emerging customer requirements may be hindered.

         Even if we successfully expand our distribution channels, any new distributors may not have the technical expertise required to market and support our products successfully. If parties do not provide adequate levels of services and technical support, our customers could become dissatisfied, we could be required to devote additional resources for customer support, and our brand name and reputation could be harmed.

         Our strategy of marketing products directly to our customers and indirectly through distributors may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different distributors target the same customers, distributors may also come into conflict with each other. Although we have attempted to manage our distribution channels to avoid potential conflicts, channel conflicts may harm our relationships with existing sales representatives or distributors or impair our ability to attract sales representatives.

OUR FUTURE SUCCESS DEPENDS ON RETAINING OUR KEY PERSONNEL AND ATTRACTING AND RETAINING ADDITIONAL HIGHLY QUALIFIED EMPLOYEES.

         Our success depends upon the continued service of our executive officers and other key management and technical personnel, and on our ability to continue to attract, retain and motivate qualified personnel, such as experienced analog circuit designers. The competition for these employees is intense. Most of our employees are employees at-will and we have no fixed-term employment agreements with most employees, which means that they can terminate their employment at any time. We cannot assure you that we will be able to retain our design engineers, executive officers and other key personnel. The loss of the services of one or more of our design engineers, executive officers or other key personnel or our inability to recruit replacements for these personnel or to otherwise attract, retain and motivate qualified personnel could seriously impede our success.

WE MAY FACE SIGNIFICANT RISKS IN EXPANDING OUR INTERNATIONAL OPERATIONS.

         We derive a significant portion of our net sales from international sales, including Asia, which involve a number of additional risks, including the following:

                  - impact of possible recessionary environments in economies outside the United States;

                  - longer receivables collection periods and greater difficulty in accounts receivable collection;

                  - reduced protection for intellectual property rights in some countries;

                  -   foreign currency exchange rate fluctuations;

                  -   difficulties in staffing and managing foreign operations;

                  -   the burdens of complying with a variety of foreign laws;
                      and

                  -   political and economic instability.

If our international operations expand, an increasing portion of our revenues will be denominated in foreign currencies, subjecting us to fluctuations in foreign currency exchange rates. We do not currently engage in foreign currency hedging transactions. However, as we continue to expand our international operations, exposures to gains and losses on foreign currency transactions may increase. We may choose to limit our exposure by the purchase of forward foreign exchange contracts or similar hedging strategies. Any currency exchange strategy that we adopt may not be successful in avoiding exchange-related losses. In addition, the above-listed factors may cause a decline in our future international revenues and, consequently, may harm our business.

WE HAVE ONLY LIMITED PROTECTION FOR OUR PROPRIETARY TECHNOLOGY.

         Our success depends in part on our ability to obtain patents and licenses and to preserve other intellectual property rights covering our products and development and testing tools. We have obtained some patents and intend to continue to seek patents on our inventions when appropriate. The process of seeking patent protection can be time consuming and expensive and we cannot assure you that patents will issue from currently pending or future applications or that our existing patents or any new patents that may be issued will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us.

         We cannot assure you that foreign intellectual property laws will protect our intellectual property rights. Furthermore, we cannot assure you that others will not independently develop similar products, duplicate our products or design around any of our patents. We may be subject to, or may initiate, interference proceedings in the patent office, which can demand significant financial and management resources.

WE MAY BECOME SUBJECT TO INFRINGEMENT CLAIMS.

         Although we do not believe that our products infringe the proprietary rights of any third parties, we have in the past been subject to infringement claims and third parties might assert infringement claims against us or our customers in the future. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights.

Litigation, either as a plaintiff or a defendant, would cause us to incur substantial costs and divert management resources from productive tasks. Any litigation, regardless of the outcome, could harm our business.

         If it appears necessary or desirable, we may seek licenses to intellectual property that we are allegedly infringing. We may not be able to obtain licenses on acceptable terms. The failure to obtain necessary licenses or other rights could harm our business.

IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH EXISTING OR NEW COMPETITORS, WE WILL EXPERIENCE FEWER CUSTOMER ORDERS, REDUCED REVENUES, REDUCED GROSS MARGINS AND LOST MARKET SHARE.

         We compete in markets that are intensely competitive, and which exhibit both rapid technological changes and continued price erosion. Our competitors include many large domestic and foreign companies that have substantially greater financial, technical and management resources than us. Loss of competitive position could result in price reductions, fewer customer orders, reduced revenues, reduced gross margins and loss of market share, any of which would affect our operating results and financial condition. To remain competitive, we continue to evaluate our manufacturing operations, looking for additional cost savings and technological improvements. If we are not able to successfully implement new process technologies and to achieve volume production of new products at acceptable yields, our operating results and financial condition may be affected. Our future competitive performance depends on a number of factors, including our ability to:

                  - accurately identify emerging technological trends and demand for product features and performance characteristics;

                  -   develop and maintain competitive products;

                  - enhance our products by adding innovative features that differentiate our products from those of our competitors;

                  - bring products to market on a timely basis at competitive prices;

                  - respond effectively to new technological changes or new product announcements by others;

                  - increase device performance and improve manufacturing yields;

                  -   adapt products and processes to technological changes; and

                  -   adopt and/or set emerging industry standards.

We cannot assure you that our design, development and introduction schedules for new products or enhancements to our existing and future products will be met. In addition, we cannot assure you that these products or enhancements will achieve market acceptance, or that we will be able to sell these products at prices that are favorable to us.

OUR STOCK PRICE HAS BEEN VOLATILE AND COULD CONTINUE TO REMAIN VOLATILE.

         Our stock price has been extremely volatile in the past. We expect that our stock price may be significantly affected by a number of factors, including the following:

                  - actual or anticipated fluctuations in our operating results;

                  - announcements of technological innovations or new products by us or our competitors;

                  - developments with respect to patents, copyrights or proprietary rights;

                  - conditions and trends in the semiconductor or other industries; and

                  -   general market conditions.

In addition, the public stock markets have experienced extreme price and trading volume volatility in recent months. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

WE COULD FACE SECURITIES LITIGATION IF OUR STOCK PRICE REMAINS HIGHLY VOLATILE.

         In the past, securities class action litigation has often followed periods of volatility in the market price of a company's securities. We may face securities class action litigation in the future. Any litigation could result in substantial costs and a diversion of management's attention and resources, which could harm our business.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the resale of our common stock by the selling stockholders. The principal purpose of this offering is to effect an orderly disposition of the selling stockholders' shares.


                              SELLING STOCKHOLDERS

         We are registering the 2,190,000 shares of our common stock covered by this prospectus pursuant to agreements between us and the selling stockholders named in the table below. We issued and sold all of the shares to the selling stockholders in a private placement completed on May 16, 2001. We are registering the shares to permit the selling stockholders (and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus) to resell the shares when and if they deem appropriate. We have agreed with the selling stockholders to use our best efforts to keep the registration statement (of which this prospectus is a part) effective until the earliest of (i) the date on which all of the shares have been sold, (ii) the first date on which all of the then remaining unsold shares are able to be sold within a 90-day period pursuant to Rule 144 of the Securities Act of 1933, or (iii) May 16, 2003.

        The following table sets forth the name of each selling stockholder and the number of shares of our common stock that, to our knowledge, each selling stockholder beneficially owned as of May 22, 2001. We have calculated the number of shares beneficially owned by the selling stockholders based on information furnished to us by them or on their behalf, and in accordance with the rules of the Securities and Exchange Commission. To our knowledge, each of the selling stockholders at such time had sole voting and investment power with respect to the shares of common stock that it held as of May 22, 2001, unless otherwise stated in the footnotes to the table. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below. We have determined each selling stockholder's percentage ownership based on 24,703,751 shares of our common stock outstanding on May 22, 2001, which includes the 2,190,000 shares issued and sold to the selling stockholders in the private placement. Except as stated in the footnotes to the table, none of the selling stockholders has held any position or office or has had any material relationship with us or any of our predecessors or affiliates within the past three years, other than as a result of the ownership of the shares or our other securities.

                                      SHARES OF COMMON STOCK                              SHARES OF COMMON STOCK TO BE
                                           BENEFICIALLY                                           BENEFICIALLY
                                      OWNED PRIOR TO OFFERING                                OWNED AFTER OFFERING(1)
                                      -----------------------                                -----------------------
                                                                   NUMBER OF SHARES
                                                                    OF COMMON STOCK
NAME OF SELLING STOCKHOLDER           NUMBER          PERCENT        BEING OFFERED           NUMBER          PERCENT
---------------------------           ------          -------        -------------           ------          -------
State of Wisconsin                   1,830,000          7.41%           750,000           1,080,000         4.37%
Investment Board

Oppenheimer Discovery Fund(2)         499,900           2.02%           400,000              99,900              *

Putnam Capital Appreciation           356,500           1.44%           356,500                 0                *
Fund(3)

Putnam Capital Opportunities          292,300           1.18%           292,300                 0                *
Fund(3)

Evergreen Growth Fund(4)              146,200             *             146,200                 0                *

Schroder Ultra Fund                   135,000             *              40,000              95,000              *

Formula Growth Fund                   100,000             *             100,000                 0                *

Formula Unit Trust                    100,000             *             100,000                 0                *

Evergreen VA Growth Fund(4)             3,800             *               3,800                 0                *

Putnam VT Capital Appreciation          1,200             *               1,200                 0                *
Fund(3)

* Less than one percent.

(1) We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may sell none, some or all of the shares offered by this prospectus. We have no agreements, arrangements or understandings with any of the selling stockholders with respect to the sale of any of the shares. We cannot estimate, therefore, the number of the shares that will be held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed none of the shares covered by this prospectus will be held by the selling stockholders after the completion of the offering.

(2)  An additional 21,600 shares of Common Stock are owned by Oppenheimer
     OTC Small Cap Value Equity Fund, for which Oppenheimer Trust Company is the sponsor. Oppenheimer Trust Company is an affiliate of Oppenheimer Funds Inc. Oppenheimer Funds Inc. is an advisor to Oppenheimer Discovery Fund.

(3) Each of these funds has shared investment power with their investment advisor, Putnam Investment Management, LLC. An additional 1,010,085 shares of Common Stock are owned by various other Putnam funds and accounts.

(4) An additional 671,300 shares of Common Stock are held by various institutional accounts managed by Evergreen Investment Management Company, LLC. Evergreen Investment Management Company, LLC is the investment manager for Evergreen Growth Fund and Evergreen VA Growth Fund.

                              PLAN OF DISTRIBUTION

         The shares of our common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes pledgees, donees, transferees, and other successors-in-interest selling shares received after the date of his prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

              - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

              - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

              - block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

              -   in privately negotiated transactions;

              -   in options transactions; and

              -   through other means.


         In addition, any shares that qualify for sale pursuant to Rule 144 of the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. To our knowledge, no selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

         To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

         In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

         In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the

Securities Act of 1933 in connection with such sales. Any profits realized by the selling stockholders and compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

         In order to comply with the securities laws of certain jurisdictions, the shares offered by this prospectus may need to be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

         Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the shares of common stock covered by this prospectus may be limited in their ability to engage in market activities with respect to such shares. The selling stockholders, for example, will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under it, including, without limitation Regulation M, which provisions may restrict certain activities of the selling stockholders and limit the timing of purchases and sales of any shares of common stock by the selling stockholders. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. The foregoing may affect the marketability of the shares offered by this prospectus.

         We have agreed to pay the fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq National Market listing fees and fees and expenses of our counsel and our accountants. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

         We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act of 1933.

         We have agreed to keep the registration statement of which this prospectus forms a part until the earliest of (i) the date on which all of the shares have been sold, (ii) the date on which all of the then remaining unsold shares are able to be sold within a 90-day period pursuant to Rule 144 of the Securities Act of 1933, or (iii) May 16, 2003. We may suspend the selling stockholders' rights to resell shares under this prospectus.

         EquiServe, 150 Royall Street, Canton, MA 02021, is the transfer agent for the shares of our common stock.


                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.


                                     EXPERTS

         The consolidated financial statements of SIPEX Corporation as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP and

Sallmann, Yang & Alameda, independent certified public accountants, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission You may read and copy any document we file at the public reference facilities, maintained by the Securities and Exchange Commission:

         Judiciary Plaza                Citicorp Center                Seven World Trade Center
         Room 1024                      5000 West Madison Street       13th Floor
         450 Fifth Street, N.W.         Suite 1400                     New York, New York  10048
         Washington, D.C.  20549        Chicago, Illinois  60661

         Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission's website at "http://www.sec.gov."


                      INFORMATION INCORPORATED BY REFERENCE

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filing we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (File No. 000-27892):

         1.       Our Annual Report on Form 10-K for the year ended December 31,
                  2000;

         2. Our Quarterly Report on From 10-Q for the quarter ended March 31, 2001;

         3. The section entitled "Description of Registrant's Securities to be Registered" contained in the Registrant's registration statement on Form 8-A filed with the Commission pursuant to
                  Section 12(g) of the Exchange Act and incorporating by reference the information contained in the Registrant's Registration Statement on Form S-1 (SEC File No. 333-1328); and

         4. All of our filings pursuant to the Securities Exchange Act of 1934 after the date of filing the initial registration statement and prior to the effectiveness of the registration statement.

         We will provide a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to the information unless those exhibits are specifically incorporated by reference into this prospectus, to any person, without charge, upon written or oral request.

          Requests for copies of this information should be directed to Investor Relations, SIPEX Corporation, 22 Linnell Circle, Billerica, Massachusetts 01821; telephone number (978) 667-8700.

                                2,190,000 SHARES



                                SIPEX CORPORATION


                                  COMMON STOCK







                                   PROSPECTUS

                                  June 6, 2001